December 13, 2024

Thomas Fitzgerald
Interim Chief Executive Officer
Transcode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109

       Re: Transcode Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed December 6, 2024
           File No. 333-283668
Dear Thomas Fitzgerald:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Adam Johnson